Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended March 31, 2015

Monaco, May 6, 2015, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended March 31, 2015.

Highlights

•	On March 31, 2015, successfully completed the acquisition of two on-the-water vessels from Methane Services Limited (“MSL”), a subsidiary of BG Group plc (“BG Group”) for $460.0 million, with time charters back to MSL for an average of 10 years.

•	Post-quarter end, agreement with BG Group to charter three newbuildings, revise the duration of three existing charter party agreements and option to charter an additional 6 newbuildings.

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Post-quarter end, successfully completed a public offering of 4.6 million shares of 8.75% Series A Cumulative Redeemable Perpetual Preference Shares (the “Series A Preference Shares”), raising net proceeds of $110.7 million.

•	Quarterly dividend of $0.14 per common share payable on May 21, 2015.

•	Earnings per share (“EPS”) of $0.05 (Q1 2014: $0.09), EBITDA(1) of $62.0 million (Q1 2014: $34.3 million) and Profit of $13.9 million (Q1 2014: $6.3 million) for the quarter ended March 31, 2015.

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Adjusted EPS(1) of $0.13 (Q1 2014: $0.13), Adjusted EBITDA(1) of $63.6 million (Q1 2014: $34.3 million) and Adjusted Profit(1) of $20.2 million (Q1 2014: $9.6 million) for the quarter ended March 31, 2015.

•	Delivery of GasLog Salem on April 30, 2015.

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “Against a back drop of weak overall energy markets, the first quarter of 2015 saw us take delivery of the Methane Becki Anne and the Methane Julia Louise, bringing our consolidated fleet to 27 vessels. We continued to make further positive progress in the weeks after quarter end, announcing a transaction with BG Group to charter up to nine newbuildings, three of which are firm and will be satisfied by our currently uncontracted newbuilds. The transaction adds a significant amount of fixed-rate revenue and adds to the potential pipeline of dropdowns for GasLog Partners LP (“GasLog Partners”), which we believe will further enhance the sum of the parts valuation of GasLog. Also after quarter end, Royal Dutch Shell plc (“Royal Dutch Shell”) affirmed their belief in the long term future of the LNG business with its offer to buy BG Group and we look forward to being a key supplier to this new industry leading entity.”

Dividend Declaration

On May 5, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on May 21, 2015 to shareholders of record as of May 18, 2015.

Issuance of 4.6 million Series A Preference Shares

On April 7, 2015, GasLog completed a public offering of 4.6 million shares of 8.75% Series A Preference Shares, par value $0.01 per share, liquidation preference $25.00 per share and priced at $25.00 per share, including 600,000 shares issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Shares. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $110.7 million. The Series A Preference Shares are listed on the New York Stock Exchange under the symbol “GLOG PR A”.

Agreement with BG Group

On April 21, 2015, GasLog and GasLog Partners announced the agreement to charter to MSL three newbuildings and an option for MSL to elect, within 2015 to charter an additional six newbuildings. The details of that transaction are set out in the Press Release dated April 21, 2015, which was attached as an exhibit to our report on Form 6-K/A furnished to the SEC on April 24, 2015. Additionally, on April 20, 2015, the lenders to the GasLog Partners’ facility agreement unanimously approved, subject only to final documentation, such changes to the facility agreement as are required to reflect the referenced changes to these charters.

Delivery of GasLog Salem

On April 30, 2015, GasLog took delivery of the GasLog Salem, an LNG carrier of 155,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung Heavy Industries Co. Ltd. (“Samsung”).

Acquisition and Financing of two LNG carriers

On March 31, 2015, GasLog completed the acquisition of two 170,000 cbm tri-fuel diesel electric LNG carriers from MSL for an aggregate cost of $460.0 million and chartered those vessels back to MSL for initial terms of 9 and 11 years. MSL has unilateral options to extend the term of the time charters for both ships for a period of either three or five years. The vessels acquired are the 2010-built Methane Becki Anne and Methane Julia Louise. GasLog supervised the construction of both vessels for BG Group and has provided technical management for the ships since delivery.

On March 25, 2015, in connection with the aforementioned acquisition, GasLog, through its vessel-owning subsidiaries GAS-twenty six Ltd. and GAS-twenty seven Ltd. entered into a senior secured term loan facility of up to $325.0 million with ABN Amro Bank N.V., Commonwealth Bank of Australia, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft, DNB Bank ASA, London Branch and ING Bank N.V., London Branch, and a subordinated term loan facility of up to $135.0 million with ABN Amro Bank N.V., Credit Agricole Corporate and Investment Bank, Deutsche Bank AG Filiale Deutschlandgeschäft and DNB Bank ASA, London Branch.

GasLog Partners and GasLog have agreed that GasLog Partners will have the option, exercisable at any time within 36 months after March 31, 2015, to purchase the Methane Becki Anne and the Methane Julia Louise each at their fair market value, as determined under the omnibus agreement. This agreement supersedes the provision under the omnibus agreement that would otherwise have required GasLog to offer to GasLog Partners, within 30 days of the completion of the vessels acquisition, an opportunity to purchase such vessels at the acquisition price paid plus certain administrative costs, and would have allowed GasLog Partners 30 days to respond to such offer.

Financial Summary

In millions of U.S. dollars except per share data	For the three months ended

	March 31, 2014	March 31, 2015
Revenues	$57.1	$97.3
Profit	$6.3	$13.9
Adjusted Profit(1)	$9.6	$20.2
EBITDA(1)	$34.3	$62.0
Adjusted EBITDA(1)	$34.3	$63.6
EPS	$0.09	$0.05
Adjusted EPS(1)	$0.13	$0.13

There were 1,354 operating days for the quarter ended March 31, 2015, as compared to 688 operating days for the quarter ended March 31, 2014. The increase in operating days resulted from the new vessel deliveries and on-the-water vessel acquisitions over the period. Specifically, the Solaris was delivered on June 30, 2014, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally, and the Methane Alison Victoria were acquired in April and June 2014, the GasLog Saratoga was delivered on December 16, 2014 and the Methane Becki Anne and the Methane Julia Louise were acquired on March 31, 2015.

Profit was $13.9 million for the quarter ended March 31, 2015 ($6.3 million for the quarter ended March 31, 2014). This increase is mainly attributable to the increase in operating days, partially offset by the increase in finance costs due to the increase in average outstanding debt related to vessel deliveries and acquisitions.

Adjusted Profit(1) was $20.2 million for the quarter ended March 31, 2015 ($9.6 million for the quarter ended March 31, 2014) adjusted for the effects of the non-cash loss on swaps and the foreign exchange losses. The increase in Adjusted Profit was mainly attributable to the significant growth in our fleet in 2014, partially offset by the increase in general and administrative expenses and the increase in finance costs due to the increase in average outstanding debt.

EBITDA(1) was $62.0 million for the quarter ended March 31, 2015 ($34.3 million for the quarter ended March 31, 2014). The increase in EBITDA is attributable to the increase in revenues from the larger fleet, partially offset by the increase in vessel operating and supervision costs associated with the increase in the average number of vessels in our fleet and the increase in general and administrative expenses.

Adjusted EBITDA(1) was $63.6 million for the quarter ended March 31, 2015 ($34.3 million for the quarter ended March 31, 2014). The increase in Adjusted EBITDA was attributable to the increase in EBITDA and the increase in net foreign exchange losses.

EPS was $0.05 for the quarter ended March 31, 2015 ($0.09 for the quarter ended March 31, 2014). The decrease in EPS is attributable to the

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decrease in Profit attributable to owners of the Group, as a result of the Profit allocated to non-controlling shareholders following the completion of GasLog Partners initial public offering (“IPO”) in May 2014 and the increase in the weighted average number of shares resulting from the equity offerings and the private placement completed in the first half of 2014.

Adjusted EPS(1) was $0.13 for the quarter ended March 31, 2015 ($0.13 for the quarter ended March 31, 2014). The increase in Adjusted EPS is attributable to the increase in Adjusted Profit, after deducting the Profit allocated to non-controlling shareholders, partially offset by the increase in the weighted average number of shares resulting from the equity offerings and the private placement completed in the first half of 2014.

Revenues were $97.3 million for the quarter ended March 31, 2015 ($57.1 million for the quarter ended March 31, 2014).

Vessel operating and supervision costs were $24.6 million for the quarter ended March 31, 2015 ($16.9 million for the quarter ended March 31, 2014).

Depreciation of fixed assets was $22.7 million for the quarter ended March 31, 2015 ($11.2 million for the quarter ended March 31, 2014).

The increase in revenues, vessels operating and supervision costs and depreciation of fixed assets was mainly attributable to the increase in operating days from our increased fleet discussed above. However, daily revenue decreased mainly due to the lower daily charter rate of the vessels acquired in 2014. In addition, daily operating costs decreased mainly due to the main engine overhauling of three vessels in the first quarter of 2014 and the decrease of the bunkers consumed by a vessel trading in the spot market.

General and administrative expenses were $11.2 million for the quarter ended March 31, 2015 ($6.3 million for the quarter ended March 31, 2014). The increase was mainly attributable to the increase in personnel expenses related to the growth of the Group, the increase in legal and professional fees, such as audit and other professional services, the increase in non-cash stock based compensation expense, the increase in travel and accommodation expenses related to the Group’s expansion in London and New York and the increase in costs attributable to GasLog Partners being a publicly listed company.

Financial costs were $18.5 million for the quarter ended March 31, 2015 ($11.7 million for the quarter ended March 31, 2014). The increase is mainly attributable to an increase of $6.7 million in interest expense deriving from higher average outstanding debt and realized loss on cash flow hedges. An analysis of financial costs is as follows:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended

	March 31, 2014	March 31, 2015
Financial costs
Amortization of deferred loan issuance costs and premium	$1,224	$1,946
Interest expense on loans and realized loss on cash flow hedges	8,116	13,558
Interest expense on bond and realized loss on cross-currency swaps	1,542	2,794
Other financial costs, net	806	230
Total	$11,688	$18,528

Loss on swaps was $7.0 million for the quarter ended March 31, 2015 ($5.1 million loss for the quarter ended March 31, 2014). An analysis of loss on swaps is as follows:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended

	March 31, 2014	March 31, 2015
Loss on swaps
Realized loss on interest rate swaps held for trading	$1,935	$2,197
Unrealized loss on interest rate swaps held for trading	2,772	4,509
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	413	284
Ineffective portion on cash flow hedges	(5)	(11)
Total	$5,115	$6,979

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $321.0 million for the fiscal year 2014 to $483.8 million for the fiscal year 2017, based on contracts in effect as of March 31, 2015 (including the four LNG carriers on order for which we have secured time charters), but without including any extension options. The total future firm contracted revenue stands at $3.1 billion at March 31, 2015. After giving effect to the agreement with BG Group mentioned above for the chartering of three newbuildings on order and the revision of the charter party agreements of three vessels, future firm contracted revenue increases to $4 billion(2). These amounts include the five vessels now owned by GasLog Partners.

(2) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

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Liquidity and Capital Resources

As of March 31, 2015, GasLog had $171.6 million of cash and cash equivalents, of which $83.3 million was held in time deposits and the remaining balance in current accounts. Moreover, as of March 31, 2015, GasLog had $20.1 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. As of March 31, 2015, GasLog had $24.6 million in restricted cash in relation to cash held in blocked accounts in order to comply with the covenants under two of its credit facilities.

As of March 31, 2015, GasLog had an aggregate of $2.2 billion of indebtedness outstanding under 11 credit agreements, of which $121.8 million is repayable within one year, including $42.2 million under the revolving credit facility. As of March 31, 2015, GasLog had $124.3 million outstanding under the NOK bond agreement that is payable in June 2018.

As of March 31, 2015, there is an undrawn amount of $7.8 million under the revolving facility of GAS-two Ltd. which is available to be drawn under certain conditions. In addition, there is a loan facility with an aggregate undrawn amount of $146.0 million available that was used to finance a portion of the contract price of the GasLog Salem upon its delivery.

As of March 31, 2015, GasLog’s commitments for capital expenditures are related to the eight LNG carriers on order and the GasLog Salem delivered on April 30, 2015, which have a gross aggregate contract price of approximately $1.8 billion. As of March 31, 2015, the total remaining balance of the contract prices of the eight newbuildings and the GasLog Salem was $1.6 billion, which will be funded with cash balances, cash from operations, proceeds from the issuance of the Series A Preference Shares, existing undrawn debt and other financings we may enter into.

GasLog has hedged 44% of its expected floating interest rate exposure at a weighted average interest rate of approximately 4.6% (including margin) as of March 31, 2015.

Fleet Update

GasLog has six newbuildings on order at Samsung, and two newbuildings on order at Hyundai Heavy Industries Co., Ltd. Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date
Hull No. 2072	Q1 2016
Hull No. 2073	Q2 2016
Hull No. 2102	Q3 2016
Hull No. 2103	Q4 2016
Hull No. 2130	Q3 2017
Hull No. 2131	Q4 2017
Hull No. 2800	Q3 2017
Hull No. 2801	Q4 2017

GasLog Partners has options and other certain acquisition rights under which it may acquire additional LNG carriers from us. This includes options to purchase up to 12 LNG carriers from us within 36 months after each such vessel’s acceptance by its charterer (or, in the case of certain vessels, 36 months after the closing of the GasLog Partners initial public offering), in each case at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five Year Vessel). The three newbuildings to be chartered under the agreement signed with BG Group on April 21, 2015, as well as the additional six newbuildings which may be chartered at BG Group’s election, will each qualify as a Five Year Vessel upon commencement of its charter, and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five Year Vessel.

LNG Market Update

We continue to believe the medium- to long-term outlook for LNG shipping demand is positive, despite the decline in prices and spot charter rates over the last six months. There are a number of new projects in progress that have firm off-take agreements, secured financing or are under construction, and we expect a number of these to come online in 2015, which will materially increase global LNG production capacity. The projects that have reached final investment decision (“FID”) stage, but are yet to start production, represent over 120 million tons per annum (“mtpa”) of new LNG capacity, and we currently expect that these facilities will come online even if the current low commodity price environment continues. By the end of 2019, we forecast that the number of ships needed for LNG production from new and existing terminals will be greater than the current global on-the-water fleet and orderbook.

Recently, there have been several encouraging LNG project developments which highlights the viability of many LNG projects in the current market conditions. Cameron LNG announced initiation of a Federal Energy Regulatory Commission pre-filing review for the planned expansion of its existing facility from 15 mtpa to 25 mtpa. Freeport LNG announced the financing and construction of its third LNG train with a capacity of 5 mtpa. Chevron announced a sale and purchase agreement with SK LNG Trading for 4.15 million tons of LNG over a five-year period commencing

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in 2017 from its Gorgon project, which has a capacity of 16 mtpa. Additionally, in the United States and Australia, several projects are scheduled to complete construction and commence LNG production later this year. Sabine Pass Trains (capacity 18 mtpa), Gorgon (capacity 15.6 mtpa), Gladstone (capacity 7.8 mtpa) and Australia Pacific (capacity 9 mtpa) are all projected to come online in 2015.

We remain positive on the medium- to long-term demand for LNG carriers.

Royal Dutch Shell Planned Acquisition of BG Group

On April 8, 2015, Royal Dutch Shell and BG Group agreed that, subject to the satisfaction of certain conditions, Royal Dutch Shell would acquire the entire issued and to be issued share capital of BG Group. MSL, a subsidiary of BG Group, is currently one of our major customers, although GasLog has existing charters with Royal Dutch Shell as well. From a contractual perspective, our charters will continue unaffected, should the acquisition take place.

Conference Call

GasLog will host a conference call to discuss its results for the first quarter of 2015 at 8:30 a.m. ET (1:30 p.m. London Time) on Wednesday, May 6, 2015. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 646 254 3364 (New York, NY)

+44 (0) 20 3427 1908 (London, UK)

+33 (0) 1 76 77 22 29 (Paris, France)

Passcode for the call is 8113389

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at
http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 12:30 p.m. EDT (5:30 p.m. London Time) on Wednesday, May 6, 2015 until 6:59 p.m. EDT (11:59 p.m. London Time) on Wednesday, May 13, 2015.

The replay dial-in numbers are as follows:

+1-347-366-9565 (New York, NY)

+44 (0) 203-427-0598 (London, UK)

+33 (0) 1 74 20 28 00 (Paris, France)

Replay passcode is 8113389

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 22 LNG carriers (including 14 ships in operation and 8 LNG carriers on order) and GasLog has four LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Company’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects (including the “GasLog 40:17 Vision”), and changes and trends in the Company’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
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•	number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2014 and March 31, 2015

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2014	March 31, 2015
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate	6,603	6,375
Deferred financing costs	6,120	5,802
Other non-current assets	5,785	20,688
Derivative financial instruments	1,174	—
Tangible fixed assets	2,809,517	3,253,235
Vessels under construction	142,776	174,946
Total non-current assets	2,981,486	3,470,557
Current assets
Trade and other receivables	14,317	13,846
Dividends receivable and due from related parties	1,869	1,472
Inventories	4,953	4,046
Prepayments and other current assets	4,443	4,261
Short-term investments	28,103	20,102
Restricted cash	22,826	24,633
Cash and cash equivalents	211,974	171,613
Total current assets	288,485	239,973
Total assets	3,269,971	3,710,530
Equity and liabilities
Equity
Share capital	810	810
Contributed surplus	923,470	923,470
Reserves	(12,002)	(16,290)
Treasury shares	(12,576)	(12,491)
Retained earnings	29,689	22,761
Equity attributable to owners of the Group	929,391	918,260
Non-controlling interests	323,646	327,002
Total equity	1,253,037	1,245,262
Current liabilities
Trade accounts payable	9,668	9,851
Ship management creditors	1,285	437
Amounts due to related parties	181	101
Derivative financial instruments	16,149	16,797
Other payables and accruals	57,647	65,067
Borrowings—current portion	116,431	116,451
Total current liabilities	201,361	208,704
Non-current liabilities
Derivative financial instruments	35,751	53,877
Borrowings—non-current portion	1,778,845	2,201,707
Other non-current liabilities	977	980
Total non-current liabilities	1,815,573	2,256,564
Total equity and liabilities	3,269,971	3,710,530
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Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2014 and March 31, 2015

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended
	March 31, 2014	March 31, 2015
Revenues	57,071	97,326
Vessel operating and supervision costs	(16,945)	(24,623)
Depreciation of fixed assets	(11,190)	(22,695)
General and administrative expenses	(6,263)	(11,159)
Profit from operations	22,673	38,849
Financial costs	(11,688)	(18,528)
Financial income	82	63
Loss on swaps	(5,115)	(6,979)
Share of profit of associate	397	447
Total other expense	(16,324)	(24,997)
Profit for the period	6,349	13,852
Attributable to:
Owners of the Group	6,349	4,342
Non-controlling interests	—	9,510
	6,349	13,852
Earnings per share – basic and diluted	0.09	0.05
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Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2014 and March 31, 2015

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2014	March 31, 2015
Cash flows from operating activities:
Profit for the period	6,349	13,852
Adjustments for:
Depreciation of fixed assets	11,190	22,695
Share of profit of associate	(397)	(447)
Financial income	(82)	(63)
Financial costs	11,688	18,528
Unrealized loss on swaps and ineffective portion of cash flow hedges	2,767	4,498
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	413	284
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	125	1,068
Expense recognized in respect of equity-settled share based payments	180	498
	32,233	60,913
Movements in working capital	(4,939)	(8,805)
Cash provided by operations	27,294	52,108
Interest paid	(11,246)	(14,850)
Net cash provided by operating activities	16,048	37,258
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(10,433)	(500,537)
Dividends received from associate	750	1,000
Purchase of short-term investments	(2,150)	(18,592)
Maturity of short-term investments	4,500	26,603
Financial income received	79	53
Net cash used in investing activities	(7,254)	(491,473)
Cash flows from financing activities:
Proceeds from bank loans	2,681	460,000
Bank loan repayments	(17,982)	(21,580)
Payment of loan issuance costs	(2,649)	(4,171)
Net proceeds from public offering and private placement (net of underwriting discounts and commissions)	199,965	—
Payment of equity raising costs	(514)	(87)
Movement in restricted cash	—	(1,807)
Dividends paid	(9,133)	(17,424)
Net cash provided by financing activities	172,368	414,931
Effects of exchange rate changes on cash and cash equivalents	(125)	(1,077)
Increase/(decrease) in cash and cash equivalents	181,037	(40,361)
Cash and cash equivalents, beginning of the period	103,798	211,974
Cash and cash equivalents, end of the period	284,835	171,613
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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges and (d) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above and foreign exchange gains/losses, divided by the weighted average shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps and foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2014	March 31, 2015
Profit for the period	6,349	13,852
Depreciation of fixed assets	11,190	22,695
Financial costs	11,688	18,528
Financial income	(82)	(63)
Loss on swaps	5,115	6,979
EBITDA(*)	34,260	61,991
Foreign exchange losses, net	74	1,588
Adjusted EBITDA	34,334	63,579

(*)EBITDA for the three months ended March 31, 2014, differs from the EBITDA disclosed in the press release for the first quarter ended March 31, 2014, furnished with the SEC on May 14, 2014. The difference relates to the definition of EBITDA and Adjusted EBITDA with respect to the reclassification of Unrealized loss on swaps from Adjusted EBITDA to EBITDA in order to align with the classification in the statement of profit or loss.

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2014	March 31, 2015
Profit for the period	6,349	13,852
Non-cash loss on swaps	3,180	4,782
Foreign exchange losses, net	74	1,588
Adjusted Profit	9,603	20,222
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Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended
	March 31, 2014	March 31, 2015
Profit for the period attributable to owners of the Group	6,349	4,342
Weighted average number of shares outstanding, basic	72,868,580	80,495,749
EPS	0.09	0.05
Profit for the period attributable to owners of the Group	6,349	4,342
Plus:
Non-cash loss on swaps	3,180	4,782
Foreign exchange losses, net	74	1,588
Adjusted Profit attributable to owners of the Group	9,603	10,712
Weighted average number of shares outstanding, basic	72,868,580	80,495,749
Adjusted EPS	0.13	0.13

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